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                                                                       EXHIBIT 3
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[LOGO OF RAYTHEON APPEARS HERE]                 [LOGO OF E-SYSTEMS APPEARS HERE]

                                                           FOR IMMEDIATE RELEASE

                   RAYTHEON AND E-SYSTEMS COMBINE IN MERGER
                            VALUED AT $2.3 BILLION

               Raytheon Launches Cash Tender Offer For E-Systems

              Creates Company With Over $12 Billion In Revenues

                 --------------------------------------------

     Lexington, Massachusetts/Dallas, Texas, April 3, 1995 - The boards of directors of RAYTHEON Company (NYSE:RTN) and E-Systems, Inc. (NYSE:ESY) said today that they have entered into a definitive agreement to combine the two companies and have unanimously approved a fully financed $64 per share cash offer by Raytheon for E-Systems outstanding shares. The merger creates a company with over $12 billion in annualized revenues in a transaction that is expected to provide a small increase in Raytheon's earnings per share in 1995 and an increasingly positive contribution to earnings per share thereafter.

     The transaction, valued at approximately $2.3 billion, will be effected through a cash tender offer that commenced today. The offer is subject to the receipt of a majority of the E-Systems common shares outstanding and Hart-Scott-Rodino antitrust review. Unless otherwise extended, the tender offer is expected to close at midnight on April 28, 1995.

     Raytheon has received financing commitments from Chemical Bank, Bank of America National Trust and Savings Association and The Chase Manhattan Bank to provide up to $3 billion in the aggregate in unsecured financing to support the tender offer.

     Dennis J. Picard, Raytheon Chairman and Chief Executive Officer, said, "We are very fortunate to be combining with such a successful growing company in the defense and government electronics business. The merger of E-Systems and Raytheon is consistent with our strategy to remain a strong diversified commercial company and a top tier player in defense. The combination opens new defense and commercial markets worldwide, brings our annualized electronics sales to $6 billion and our current electronics backlog to $8 billion. Even after the merger with E-Systems, over 50 percent of Raytheon's revenues will be commercial, and we remain committed to growing our commercial businesses. Despite the added debt due to the merger, our strong balance sheet and cash flow will provide us with the flexibility to make future acquisitions in our commercial and defense businesses.

                                    -more-

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                                      -2-

     "Raytheon and E-Systems have complementary capabilities and cultures. Our two companies share a common set of values, high integrity, and strong determination to deliver high-quality products and services to our customers. We look forward to welcoming the E-Systems employees to the Raytheon family," Mr. Picard added.

     Lowell Lawson, who will remain Chairman and Chief Executive Officer of E-Systems and will join Raytheon as an Executive Vice President and a member of its board of directors, said, "Our board and management team have endorsed the combination of E-Systems and Raytheon in order to provide our stockholders, employees, communities, customers and programs with the support necessary to continue to grow and prosper within the global defense electronics industry. Raytheon shares the values that we hold important and has made significant strides in transferring its defense technologies to non-defense areas just as we have. We are pleased that E-Systems, which will become a wholly-owned subsidiary of Raytheon, will continue to be headquartered in Dallas, Texas and will operate under the E-Systems name. The E-Systems board will become an advisory board with both E-Systems and Raytheon members.

     "Raytheon will help support our efforts to effectively serve our unique customers, guarantee our position as a leader in the defense and government electronics business and continue our long-standing strategy of expanding our defense technologies into commercial markets. E-Systems businesses continue to find a strong customer base both within and beyond the defense electronics industry. Raytheon gives us an enhanced position for accomplishing our business objectives," Mr. Lawson concluded.

     Bear, Stearns & Co. Inc. is financial advisor to Raytheon and dealer manager for the tender offer. The tender offer will be made only pursuant to definitive offering documents to be filed with the Securities and Exchange Commission.

     E-Systems, headquartered in Dallas, Texas with 1994 sales of approximately $2.0 billion, had a record year-end backlog in excess of $2.6 billion. The Company's largest business segments include the design, development and production of reconnaissance and surveillance systems and command, control and communications for the U.S. government. In addition, the Company has significant business in the areas of mass storage, electronic imaging and other information-based technologies. The Company has approximately 16,000 employees.

                                    -more-
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                                      -3-

     Raytheon, headquartered in Lexington, Massachusetts, had 1994 sales of approximately $10.0 billion with a total backlog of approximately $8.0 billion. The Company has approximately 60,000 employees in four major businesses including defense and commercial electronics, engineering and construction, aircraft, and major appliances.

Contacts:

Elizabeth Heller Allen                                    John E. Kumpf
Raytheon Company                                          E-Systems, Inc.
617/860-2141                                              214/392-4923

Joele Frank
Abernathy MacGregor Scanlon
212/371-5999


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